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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                 _______________

                               Amendment No. 2 to
                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)
                                 _______________

                          ELAN FINANCE CORPORATION LTD.
                              ELAN CORPORATION, PLC
                       (Name of Subject Company (Issuer))

                                 _______________

                          ELAN FINANCE CORPORATION LTD.
                              ELAN CORPORATION, PLC
                       (Name of Filing Persons (Offeror))

        Liquid Yield Option(TM) Notes due 2018 (Zero Coupon-Subordinated)
                         (Title of Class of Securities)

                                   284129 AA 1
                                   284129 AB 9
                                   284129 AC 7
                     (CUSIP Numbers of Class of Securities)

                              Jean M. Duvall, Esq.
                                 General Counsel
                              Elan Corporation, plc
                              800 Gateway Boulevard
                          South San Francisco, CA 94080

  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                 with a copy to:

                              Christopher Cox, Esq.
                           Cahill Gordon & Reindel LLP
                                 80 Pine Street
                               New York, NY 10005
                                 (212) 701-3000

                            CALCULATION OF FILING FEE

------------------------------ -------------------------------------------
-----------------------------     Amount of Filing Fee**
    Transaction Valuation*
------------------------------ -------------------------------------------
------------------------------ -------------------------------------------

      $494,024,247                        $39,967
------------------------------ -------------------------------------------

* Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option(TM) Notes due 2018 (Zero
     Coupon-Subordinated), as described herein, is $616.57 per $1,000 principal amount at maturity outstanding. As of November 14, 2003, there was approximately $801,246,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of approximately $494,024,247.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $80.90 for each $1,000,000 of the value of the transaction.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


     Amount Previously Paid:           $39,967                Filing Party:           Elan Corporation, plc
     Form or Registration No.:         005-43481              Date Filed:             11/14/03


/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:


     [ ]  third-party tender offer subject to Rule 14d-1.   [ ]  going-private transaction subject to Rule 13e-3.
     |X|  issuer tender offer subject to Rule 13e-4.        [ ]  amendment to Schedule 13D under Rule 13d-2.


     Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                             INTRODUCTORY STATEMENT


     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-I, as amended ("Schedule TO-I"), originally filed by Elan Corporation, plc, a public limited company organized under the laws of Ireland (the "Guarantor"), and Elan Finance Corporation Ltd., a company organized under the laws of Bermuda and a wholly-owned subsidiary of the Guarantor (the "Company"), on November 14, 2003, which relates to the offer by the Company to purchase, at the option of the holder (the "Put Option"), the Liquid Yield Option(TM) Notes due 2018 (Zero Coupon-Subordinated) issued by the Company on December 14, 1998 and fully and unconditionally guaranteed by the Guarantor (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice dated November 14, 2003 (the "Company Notice"), the Securities and the related offer materials filed as Exhibits (a)(1) to (d)(1) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option Materials"). The Securities were issued pursuant to an Indenture, dated as of December 14, 1998 (the "Indenture"), among the Company, the Guarantor and The Bank of New York, as trustee ("Trustee").

     The Put Option expired at 5:00 p.m., New York City time, on Monday, December 15, 2003. This Schedule TO-I, as amended, is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The terms "Liquid Yield Option" and "LYONs" are trademarks of Merrill Lynch & Co., Inc.

Item 4.  Terms of the Transaction.

     Item 4 of the Schedule TO-I is hereby amended and supplemented by adding the following language:

     The Put Option expired at 5:00 p.m., New York City time, on Monday, December 15, 2003. The Company has been advised by the trustee, The Bank of New York, that Securities with an aggregate principal amount at maturity of approximately $799.7 million were validly surrendered for repurchase and have been repurchased by the Company. The purchase price for the Securities was $616.57 per $1,000 principal amount at maturity. Accordingly, the aggregate purchase price for all of the Securities validly surrendered for repurchase and not withdrawn was approximately $493.1 million. The Company paid the purchase price with available cash.

     The Company issued a press release on December 16, 2003 announcing the results of the offer, a copy of which is attached hereto as Exhibit (a)(5)(B) and incorporated herein by reference.

Item 12.  Exhibits

Exhibit No.                            Description

(a)(1)(A)* Company Notice to Holders of Elan Finance Corporation Ltd. Liquid Yield Option(TM) Notes due 2018 (Zero Coupon-Subordinated), dated November 14, 2003.

(a)(1)(B)*                   Form of Purchase Notice.

(a)(1)(C)*                   Form of Notice of Withdrawal.

(a)(1)(D)*                   Substitute Form W-9.

(a)(1)(E)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*                   Press Release issued by Elan Corporation, plc on
                             November 14, 2003.

(a)(5)(B)                    Press Release issued by Elan Corporation, plc on
                             December 16, 2003.

(b)                          Not applicable.

(d)(1) Indenture, dated as of December 14, 1998, among Elan Finance Corporation Ltd., as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-3 of Elan Finance Corporation Ltd. and Elan Corporation, plc, Registration No. 333-10726, filed with the Securities and Exchange Commission on August 27, 1999).

(g)                          Not applicable.

(h)                          Not applicable.


* Previously filed.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    ELAN CORPORATION, PLC

                                    By:  /s/ William F. Daniel
                                        ----------------------------------------
                                        Name:  William F. Daniel
                                        Title: Executive Vice President
                                               and Company Secretary





                                    ELAN FINANCE CORPORATION LTD.

                                    By:  /s/ Kevin Insley
                                        ----------------------------------------
                                        Name:  Kevin Insley
                                        Title: President




Dated:  December 16, 2003

                                  EXHIBIT INDEX


Exhibit No.                           Description

(a)(1)(A)* Company Notice to Holders of Elan Finance Corporation Ltd. Liquid Yield Option(TM) Notes due 2018 (Zero Coupon-Subordinated), dated November 14, 2003.

(a)(1)(B)*                   Form of Purchase Notice.

(a)(1)(C)*                   Form of Notice of Withdrawal.

(a)(1)(D)*                   Substitute Form W-9.

(a)(1)(E)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*                   Press Release issued by Elan Corporation, plc on
                             November 14, 2003.

(a)(5)(B)                    Press Release issued by Elan Corporation, plc on
                             December 16, 2003.

(b)                          Not applicable.

(d)(1) Indenture, dated as of December 14, 1998, among Elan Finance Corporation Ltd., as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-3 of Elan Finance Corporation Ltd. and Elan Corporation, plc, Registration No. 333-10726, filed with the Securities and Exchange Commission on August 27, 1999).

(g)                          Not applicable.

(h)                          Not applicable.


* Previously filed.